Exhibit 99.2

Fanhua Board Approves Cash Dividend Policy

GUANGZHOU, China, March 6, 2017 (GLOBE NEWSWIRE) - Fanhua Inc. ( “Fanhua” or “the Company”) (Nasdaq: FANH), a leading independent online-to-offline ("O2O") financial services provider in China, today announced that its Board of Directors (the "Board") approved a cash dividend policy on February 28, 2017, which provides for an annual cash dividend to shareholders of up to 30% of the Company’s net income attributable to shareholders in the previous fiscal year. The Company expects to declare the first annual cash dividend by the end of April 2017 when the Company completes the annual audit of its 2016 financial results.

 This dividend policy will be reviewed and revised by the Board periodically in accordance with the Company’s business and financial circumstances, with the goal of sharing the Company’s success with its shareholders while reserving adequate funds for the Company’s business operations and expansion plans.

Mr. Chunlin Wang, Chief Executive Officer of the Company, commenting on the new dividend policy stated, "The approval by the Board of the cash dividend policy demonstrates the Board’s confidence in the Company’s growth and profitability. We experienced robust growth in 2016 and recorded positive operating income sooner than we expected. We are optimistic that we will generate strong operating profit in 2017 and continue to do so for the foreseeable future. We are committed to consistently delivering solid returns to our shareholders in various forms, including cash dividend. "

About Fanhua Inc.

Fanhua Inc. is a leading independent online-to-offline financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals and businesses, including property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance. Our online platforms include (1) Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products; (2) CNpad, a mobile sales support application and (3) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

Our extensive distribution and service network covers 29 provinces in China, including most economically developed regions and cities.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company's future financial and operating results, are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. Among other things, management's quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, Fanhua’s ability to attract and retain key personnel and productive agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

CONTACT: Oasis Qiu

Investor Relations Manager

Tel: (8620) 83883191

Email: qiusr@fanhuaholdings.com